RECEIVED
2008 APR -3 A 11: 56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

SUPPL

LegalCorp
Brussels, March 28, 2008


08002720

Dear Sir,

NV Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

The following press releases:

- "Umicore to be included in S&P Europe 350 Index " dated 25 January, 2008 ;
- "All agenda items approved at Extraordinary General Meeting of Shareholders", dated 5 February 2008;
- "Full Year Results 2007", dated 14 February 2008; and
- The convening notice to the ordinary general meeting to be held on 29 April 2008.

We remind you that our Investor Relations department proposes that, as from reception of your e-mail address, all documents currently sent to your attention by post should be addressed by e-mail. We thank you to provide Isabelle Fulop (isabelle.fulop@umicore.com) with your e-mail address if you agree with such proposal.

Yours sincerely,

Umicore





J. Beeckmans
Manager Legal Corp. Dpt.

A. Godefroid
Executive Vice-President Legal and Environment Health & Safety

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium



umicore

Press-release
CP-2008-02

25 January 2008
16:15 CET

Umicore to be included in S&P Europe 350 Index

Umicore will be included in the Standard & Poor's Europe 350 Index as from 29 January 2008. The company will be classified in the Materials sector (Specialty Chemicals sub-industry) according to the Global Industry Classification Standard.

Please click here to see the S&P release:

http://www2.standardandpoors.com/spf/pdf/index/012208_Euro.pdf

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.2 billion (€ 1.7 billion excluding metal) in 2006 and currently employs some 14,000 people.

umicore

Press-release
CP-2008-03-R

Regulated information

5 February 2008
11:00 CET

All agenda items approved at Extraordinary General Meeting of Shareholders

Umicore today held an Extraordinary General Meeting of Shareholders at its headquarters in Brussels, Belgium. Shareholders approved all of the eight agenda items. Details of the resolutions and the voting split will be available on Umicore's website later today.

The cancellation of 1,197,325 shares (Resolution 3) is effective immediately. The total number of outstanding shares now stands at 25,000,000. Subsequent to the cancellation of shares, Umicore holds 1,064,419 shares in treasury. This corresponds to 4.26% of the new number of outstanding shares.

The existing Umicore shares and VVPR strips will be split by a factor of five on 29 February 2008 (Resolution 5). New ISIN codes will apply for the shares: BE0003884047 for the ordinary shares and BE0005623948 for the VVPR strips. The shares and strips may be held in dematerialized form or be registered with the company. For additional information on dematerialization and the stock split please go to the following pages of Umicore's Investor Relations website:

http://www.investorrelations.umicore.com/en/shareInformation/shareholderMeetings/2008Feb/FAQ_demat_EN.htm

http://www.investorrelations.umicore.com/en/shareInformation/shareholderMeetings/2008Feb/FAQ_split_EN.htm

Alternatively you may contact Umicore's Legal Department on:

- by phone: +32 2 227 73 44 – 7075 - 7039
- by e-mail: jacqueline.beeckmans@umicore.com
  isabelle.fulop@umicore.com
  bjorn.dejonghe@umicore.com
- by fax: +32 2 227 79 13

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.2 billion (€ 1.7 billion excluding metal) in 2006 and currently employs some 14,000 people.

umicore

Press release
CP-2008-05-R

Regulated Information

14 February 2008
07:30 CET

FULL YEAR RESULTS 2007

Highlights

Umicore maintained its growth momentum in 2007:

- Revenues of € 1,910.0 million (up by 13.3%)
- EBITDA of € 528.8 million (up by 12.3%)
- Recurring EBIT of € 359.1 million (up by 9.1%)
- Net recurring profit, Group share, continued operations, of € 225.7 million (up by 3.4%)
- Contribution of discontinued operations of € 425.8 million
- ROCE of 19.7% (19.2% in 2006)

Strategic repositioning as a materials technology company now completed with the IPO of Nyrstar.

Leadership position attained in catalysts for light duty automotive applications.

Increase of investments to create additional growth options. R&D spend increased to €125 million.

Dividend of € 3.25 per share to be proposed to shareholders

Net repurchase of € 257 million worth of shares in 2007; 1.2 million shares cancelled in February 2008.

Outlook

Umicore expects stable operating profit in 2008.

The Group will step up its organic investments to a new level in the coming year.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

Key figures (in million €)	H2 2006	H2 2007	2006	2007
Turnover	3,927.3	4,130.3	8,205.7	8,309.9
Revenues (excluding metal)	841.2	944.8	1,685.4	1,910.0
EBITDA	223.3	235.5	470.9	528.8
Recurring EBIT	159.2	160.1	329.2	359.1
of which associates	19.9	15.0	38.2	26.8
Non-recurring EBIT	(13.6)	(48.0)	(9.3)	(28.6)
IAS 39 effect	2.4	(9.5)	(6.3)	4.0
Total EBIT	148.0	102.5	313.6	334.4
Recurring EBIT margin	16.6%	15.4%	17.3%	17.4%
Result from discontinued operations	(9.4)	387.1	(19.4)	425.8
Net recurring consolidated profit, Group share, without discontinued operations	99.0	105.2	218.3	225.7
Net consolidated profit, Group share, with discontinued operations	87.7	462.0	195.8	653.1
Capital expenditure	58.4	83.3	108.2	152.9
Cash flow before financing	13.0	674.4	(213.3)	778.6
Total assets of continued operations, end of period	3,775.9	3,220.8	3,775.9	3,220.8
Group shareholder's equity, end of period	939.0	1,490.8	939.0	1,490.8
Consolidated net financial debt of continued operations, end of period	773.1	168.0	773.1	168.0
Net debt / (net debt + equity), end of period	43.9%	9.9%	43.9%	9.9%
Capital employed, end of period	1,752.4	1,878.0	1,752.4	1,878.0
Return on Capital Employed (ROCE)	18.1%	17.3%	19.2%	19.7%
Workforce, end of period	13,932	14,844	13,932	14,844
of which associates	4,879	5,018	4,879	5,018

Figures in 2006 have been restated for discontinued operations, except for the 'cashflow before financing' and the balance sheet elements.

Key figures per share (in €/share)	**H2 2006**	**H2 2007**	**2006**	**2007**
Total shares outstanding, end of period	26,010,025	26,197,325	26,010,025	26,197,325
of which treasury shares	660,852	2,182,354	660,852	2,182,354
EPS adjusted excluding discontinued operations				
EPS adjusted, basic	3.92	4.40	8.64	9.44
EPS adjusted, diluted	3.79	4.28	8.48	9.31
EPS including discontinued operations				
EPS, basic	3.46	19.29	7.75	27.32
EPS, diluted	3.35	18.78	7.61	26.95
Cash flow before financing	0.51	28.16	(8.44)	32.57
Total assets of continued operations, end of period	149.08	134.51	149.40	134.73
Group shareholder's equity, end of period	37.07	62.26	37.16	62.36

Revenues (excluding metal)


ZS
15%
AM
15%
PMS
19%
PMP
&C
51%

EBIT, recurring


ZS
11%
AM
15%
PMS
34%
PMP
&C
40%

Capital employed, average


ZS
20%
AM
22%
PMS
14%
PMP
&C
44%

AM = Advanced Materials, PMP&C = Precious Metals Products & Catalysts,
PMS = Precious Metals Services, ZS = Zinc Specialties
Corporate and discontinued operations are not included

ADVANCED MATERIALS

Key figures (in million €)	H2 2006	H2 2007	2006	2007
Turnover	341.1	390.4	606.4	770.7
Revenues (excluding metal)	143.5	143.3	287.2	293.9
EBITDA	40.7	37.6	77.1	79.4
Recurring EBIT	28.5	30.7	52.9	60.2
of which associates *	13.7	13.7	22.3	22.6
Recurring EBIT margin	10.4%	11.9%	10.6%	12.8%
Capital expenditure	8.3	8.8	15.8	18.7
Capital employed, end of period	370.1	396.2	370.1	396.2
Return on Capital Employed (ROCE)	14.7%	16.0%	13.9%	15.9%
Workforce, end of period	5,515	5,624	5,515	5,624
of which associates *	4,139	4,261	4,139	4,261

* Ganzhou Yi Hao Umicore Industries Co. Ltd., Jiangmen Chancsun Umicore Industry Co. Ltd., Todini and Co., (all Cobalt & Specialty Materials); Element Six Abrasives

Cobalt & Specialty Materials

In **Rechargeable Battery Materials** sales of lithium cobaltite continued to grow strongly year-on-year. The continued high level of cobalt and lithium prices put pressure on the premiums, thereby offsetting some of the positive volume effect on the revenues of the second half. Despite the surging cobalt price, the introduction of advanced, low-cobalt-containing materials for portable electronics has been slowed. Umicore has started commercial sales of next generation materials for Li-Ion batteries for use in power tools and hybrid electric vehicles and has increased its research efforts for these applications. The joint venture in China is growing its sales in the market for nickel-based specialty materials, which are used primarily for nickel cadmium and nickel metal hydride batteries.

The **Ceramics and Chemicals** activities continued to perform strongly, with revenues well above those of the previous year. Umicore is benefiting from its dedicated customer approach and has grown its market share in nickel specialties for plating and catalysis applications used in processes such as the desulphurisation of crude oil.

The acquisition of Corn. Van Loocke has allowed the business unit to extend the product offering to cobalt carboxylates. The integration of the company, now renamed Umicore Specialty Materials Brugge (USMB), is progressing as planned.

The **Tool Materials** business continued to perform better in the second half. Total sales volumes were at similar levels to 2006. Premiums improved, as a result of reduced exports from Chinese competitors (related to the removal of tax rebates). This more than compensated for the effects of a weaker US dollar and resulted in higher revenues. Sales of low-cobalt-containing Cobalite® in niche tool applications were well up year-on-year.

Umicore has long-term contracts in place in order to secure its cobalt supply and does not expect to be affected negatively by the current supply tightness.

Electro-Optic Materials

Sales volumes in **Substrates** were in line with the first half of the year and annual volumes were well above the levels of 2006. The bulk of the volume is for space solar cells, and has benefited from increased activity in the space industry. The continued growth in terrestrial concentrator photovoltaics using germanium substrates, as well as the growth in LED applications, provided additional momentum for the business.

In **Optics**, sales volumes of germanium blanks increased in the second half of the year as the business unit's service offering enabled it to regain market shares in Europe. Sales in North America were stable. The finished optics business grew, although the growth in sales of optical assemblies for automotive night vision applications has been slow. Sales of assemblies for other applications, such as preventive maintenance, are promising. Sales volumes for germanium tetrachloride for the optical fibre industry were down year-on-year as demand is mainly for single-mode fibres, which contain less germanium.

The European Commission has initiated a number of research projects in its 7th Framework Program. Among these are the development of automotive detector systems for the protection of pedestrians, and the development of terrestrial photovoltaic concentrator systems. These are areas of development where Umicore's germanium-based lenses and solar cells play a role.

Umicore has purchased the outstanding 40% minorities in the germanium refining operations in Dong Chuan, China. These operations further diversify Umicore's germanium sourcing portfolio.

Element Six Abrasives

Element Six Abrasives' contribution to Umicore's results remained at a high level despite adverse structural and translational currency effects. The main area of growth was in abrasive products, primarily polycrystalline materials, for tools used in the oil and gas drilling sectors. Sales of these materials soared in the second half, recovering from the customer de-stocking effects seen in the first semester. Sales volumes in this segment were up by 20%. In the smaller area of abrasives for woodworking and metalworking tools, sales volumes were also up significantly, driven by market demand and also benefiting somewhat from substitution of carbide materials by diamond and cubic boron nitride products. Sales of diamond grit to external customers increased by 10%.

The integration of the Barat Carbide acquisition was completed in the fourth quarter and, as anticipated, the business was already able to contribute to the Element Six Abrasives bottom line by this time. The combination with Barat is already demonstrating the benefits of a broader, multi-material product offering.

PRECIOUS METALS PRODUCTS & CATALYSTS

Key figures (in million €)	H2 2006	H2 2007	2006	2007
Turnover	1,254.1	1,481.1	2,502.2	2,940.8
Revenues (excluding metal)	410.9	474.5	837.6	964.2
EBITDA	86.5	82.4	181.1	197.6
Recurring EBIT	67.3	65.6	139.0	161.9
of which associates *	4.7	4.4	9.1	5.4
Recurring EBIT margin	15.2%	12.9%	15.5%	16.2%
Capital expenditure	14.5	28.1	32.7	40.8
Capital employed, end of period	686.4	854.4	686.4	854.4
Return on Capital Employed (ROCE)	19.2%	16.2%	20.0%	21.0%
Workforce, end of period	4,022	4,508	4,022	4,508
of which associates *	263	248	263	248

* ICT Co. Japan, ICT Inc. USA, Ordeg Korea, (all Automotive Catalysts); SolviCore (Catalyst Technologies)

Automotive Catalysts

The Automotive Catalysts business recorded significant year-on-year revenue growth, although the second half was negatively impacted by the phasing out of a customer platform in North America.

Global automotive production grew by 6% in the second half compared to prior year (5% for the full year). As anticipated, light duty vehicle production in North America fell in the second half and year-on-year production levels were down by 2%. Umicore's second half sales volumes in North America were also lower as a result of the OEM inventory build up observed in the first half. The results of the activities in the first year half contain the reversal of a provision for a doubtful receivable recorded in 2005. This had a positive impact of € 4 million at EBIT level.

In the European market, second half production of light duty vehicles was up 6% in 2007 compared to 2006. Overall annual production increased 5.5%. Umicore's sales volumes in the region were up year-on-year, driven by a good platform mix and the increased market penetration of diesel particulate filters.

Light duty vehicle production in Asia continued to grow strongly with China and South Korea leading the way. Umicore benefited substantially from this growth through its strong positions in both countries. The installation of a third production line at the Suzhou plant is progressing well and the line is scheduled to be operational by June 2008. Sales of Umicore's products in the South American market were in line with the solid growth seen in that region.

Umicore continued in its efforts to establish a deeper presence in the Heavy Duty Diesel (HDD) market in both on-road and non-road applications. In support of these efforts, Umicore is installing new HDD testing capabilities in Germany, Brazil, Korea and the US.

The integration of the former Delphi Catalyst operations proceeded as planned in the fourth quarter. The acquisition has enabled Umicore to become the market leader in catalysts for light duty vehicles.

As previously stated, the activities were somewhat dilutive to Umicore's earnings in 2007 largely as a result of the integration costs. The operations will be slightly accretive to earnings in 2008. The final

purchase price is expected to be settled at approximately € 50 million. In 2008, € 10-15 million of additional working capital will be required to fund the former Delphi operations.

Capital expenditures for Automotive Catalysts – primarily targeting future growth opportunities – increased in 2007. The unit foresees further meaningful increases in its investment levels in the coming years, primarily in the development of additional manufacturing and testing capabilities.

Catalyst Technologies

Precious Metals Chemistry recorded an improved performance for the year with higher sales of products to the fine chemicals and life science sectors. Umicore has set out its strategy for worldwide sales of platinum-based APIs (Active Pharmaceutical Ingredients), following the expiry of patents in the field. The new production facility in Buenos Aires, Argentina, is set to become operational in April 2008.

In **Fuel Cells** the development of catalysts for fuel cell and reforming applications continued in close cooperation with SolviCore and fuel cell producers. A number of major automotive producers made further commitments to develop fuel cell powered additions to their future fleets. Solvicore further intensified its development efforts for Membrane Electrode Assemblies (MEAs), particularly for automotive and back-up power applications.

Supplies of materials for the battery and GTL catalyst **Recycling Solutions** increased – some 600 tonnes of used rechargeable batteries were received for recycling during the year.

Technical Materials

In **Contact Materials** the business was able to generate strong revenue growth year on year, with a particularly strong sales performance in the traditionally slower second half. The stand-out performance came from the European and South American operations. In contrast, the US market was hampered by the sluggish housing and automotive sectors, particularly in the second half of the year. The finalization of the consolidation process in the US involved some additional costs in the second half. The commercial climate for the business in China proved more challenging in 2007.

In **BrazeTec** annual revenues were well above those of 2006. The European and Chinese operations continued to generate the cornerstone of growth for the business, with the latter growing strongly in volume and revenue terms. The traditionally slower sales in the second half were further impacted by the weakness in the US construction sector. Growth was achieved both in the more traditional metallurgical brazing alloys as well as more specialized products such as copper- and nickel-based brazing pastes.

In **Electronic Packaging Materials** sales volumes for die-attach materials grew in line with the market for semiconductor electronics. Sales of sealing materials for vacuum switches benefited from increased market penetration in Asia. The volume growth was, however, more than offset by currency effects and higher costs for certain raw materials.

Platinum Engineered Materials' revenues were well up year-on-year. The sales pattern was the reverse of that seen in 2006 with a stronger first half and a slower second semester. The growth of demand for high-purity glass meant that major customers not only commissioned more new production lines (particularly in the US and Asia) but required more frequent replacement of equipment in existing facilities. Deliveries of platinum gauzes and NOx abatement catalysts used in the production of fertilizer showed good year-on-year growth.

Jewellery & Electroplating

Jewellery and Industrial Metals recorded increased annual sales volumes for both silver and gold products. As European luxury brands grow their export businesses this translates into higher demand for metal products for jewellery and decorative applications. The increase in the silver product volumes was mainly attributable to its use in capital equipment for the poly-silicon industry, a sector which is growing rapidly as a result of demand for terrestrial photovoltaics. The unit was also awarded the contract to supply blanks for the German € 10 coins. Higher premiums in the second half positively affected revenues compared to the first half and also the corresponding period in 2006. The higher prices for precious metals have resulted in increased availability of materials for recycling.

In **Electroplating**, growth in the electrical and electronics markets translated into higher demand for high-end components and services for electrical

connectors and printed circuit boards. The business further developed its total service package for the printed circuit board industry. Sales volumes of electrolytes for jewellery and other decorative applications were up year-on-year, reaching similar levels in both the first and second half.

Thin Film Products

Steady growth was recorded in **Optics and Wear Protection** on the back of general market demand and the positive impact of the acquisition in China at the beginning of the year.

The **Electronics and Data Storage** operations saw revenues for electronics applications grow in the second half, in line with higher demand from the electronics industry The data storage sector remains in decline.

In **Large Area Coatings** sales volumes of ITO targets grew strongly although premiums continued to be affected by price pressure. In the second half the business initiated sales of new-generation, rotatable ITO targets for display and photovoltaic applications. The unit has also made progress with the qualification of aluminium-doped zinc oxide targets for photovoltaics.

PRECIOUS METALS SERVICES

Key figures (in million €)	H2 2006	H2 2007	2006	2007
Turnover	1,708.2	1,719.9	4,005.7	3,465.6
Revenues (excluding metal)	158.4	180.7	325.0	357.9
EBITDA	85.1	86.6	162.4	173.3
Recurring EBIT	69.1	68.0	131.3	133.9
Recurring EBIT margin	43.6%	37.6%	40.4%	37.4%
Capital expenditure	11.1	28.4	20.9	52.1
Capital employed, end of period	277.0	201.8	277.0	201.8
Return on Capital Employed (ROCE)	50.3%	59.8%	47.5%	54.4%
Workforce, end of period	1,314	1,452	1,314	1,452
of which associates	-	-	-	-

Precious Metals Refining

The business matched the outstanding operational performance of 2006.

Supply conditions, the main driver for the performance of the business, remained favourable throughout the year. The further increase in availability of raw materials was translated into overall improvements in commercial terms for all intake categories from industrial by-products to end-of-life waste streams. The intake of end-of-life materials continued to increase in the higher value segments and Umicore has been growing its presence in the different markets. The refining operations now process more high-grade electronic scrap than was the case in previous years. The intake of spent catalysts of all categories has significantly increased and Umicore is now one of the world's top three recyclers of spent automotive catalysts. The business is fully focused on utilizing the flexibility of the operations to select the most complex and highest value materials from both secondary and end-of-life sources. The refining operation also felt the benefits of the synergies brought about from the transfer of the Hanau recycling activities to Hoboken early in the year.

The business continued to benefit from high metal prices. Prices for most precious and specialty metals were higher in 2007 than in 2006. The weakening dollar exchange rate mitigated these increases to a certain extent but most metals prices increased even when expressed in Euro.

Other elements have also further enhanced the competitiveness of the operations: the performance of the sampling and assaying process is persuading more suppliers to enter into longer-term commercial relationships. This also improves the visibility that the business has on its revenues in the medium-term. An accurate and trustworthy sampling process is of particular importance to suppliers of materials in a high metal price environment. The ethical sourcing practices and recognised eco-efficiency of the Hoboken operations provided an additional advantage to attract quality suppliers.

The maintenance shut-down of the Hoboken smelter that had been planned for the second half of 2008 is now scheduled for February. The efficiency of the operational planning means that such shut-downs should not lead to any meaningful disruption to operational performance. The investment in the precious metals pre-concentration process is nearing completion. It is anticipated that the benefits of the investments will start to be felt from April 2008. Other smaller

investments, which aim to further improve the service level and to master the growing complexity of precious metals-bearing materials, are also underway.

Precious Metals Management

Prices of most precious metals reached all time or multi-year highs during the second half. Silver and rhodium reached 26-year and 17-year highs respectively, while in December, the platinum price reached an all-time record level. These higher levels benefited the lease business, while the increased levels of price volatility provided further trading opportunities.

Demand for physical metal as an investment continued to increase, particularly during the second half. Deliveries of gold bars rose significantly, driven by investor demand for the metal – a traditional safe-haven during times of financial and economic uncertainty.

Umicore is a founding partner in Deutsche Börse Commodities GmbH, an exchange traded gold fund set up in Frankfurt in December 2007. Umicore will ensure the physical delivery of traded metal, thereby enhancing its brand recognition as a provider of physical precious metals on the German and Swiss markets.

ZINC SPECIALTIES

Key figures (in million €)	H2 2006	H2 2007	2006	2007
Turnover	584.3	507.3	982.9	1,056.1
Revenues (excluding metal)	128.8	146.3	235.5	294.1
EBITDA	22.9	22.0	66.5	61.7
Recurring EBIT	14.1	12.7	50.9	41.9
of which associates *	1.6	(1.6)	6.8	0.2
Recurring EBIT margin	9.7%	9.8%	18.7%	14.2%
Capital expenditure	15.4	13.6	25.2	25.5
Capital employed, end of period	354.0	321.1	354.0	321.1
Return on Capital Employed (ROCE)	8.7%	7.2%	18.3%	11.6%
Workforce, end of period	2,027	2,172	2,027	2,172
of which associates *	477	509	477	509

* Rezinal (Zinc Chemicals); Ieqsa (Bulding Products)

Zinc Chemicals

Premiums for **Fine Zinc Powders** were higher year-on-year but gradually decreased through the second half compared to the first semester. Sales volumes were lower, mainly for paint-grade materials, due to lower demand from Asia. Despite stable activity levels in the container and ship-building sectors the high level and volatility of the zinc price in the past 18 months has driven some customers to reduce the concentrations of zinc used in anti-corrosive paints.

Sales volumes of **Zinc Oxides** grew only slightly year-on-year with better sales in Asia largely offset by reduced demand in Europe .The high zinc price in previous periods has also led customers to reduce their use of oxides wherever possible. Revenues benefited further from the increased level of premiums. Two new formulations of advanced compounds were qualified for use in cosmetic and paint applications respectively with sales expected to start in 2008.

Costs of secondary raw materials for the recycling operations have risen, creating more challenging supply conditions.

Building Products

Sales volumes for the period were some 5% lower than the corresponding semester in 2006. Full year sales volumes were 10% lower than the previous year, due to a combination of competitive pressure, product substitution caused by a high zinc price and the de-stocking effects seen in the early months of the year. The development of new housing and other construction projects grew only slightly in Europe, with certain key markets such as Germany shrinking year-on-year.

The business was also hampered by production yield issues and increased costs linked to the start-up of its new production lines. Various technical adjustments have been made to these new lines. Yields have been improving since the latter part of 2007 and are expected to return to normal levels in the course of 2008.

The business continued to grow its market position in speciality products, such as pre-weathered materials. Average sales premiums were well above those of the previous year.

In line with the declining zinc price towards year end, a €10 million pre-tax non-recurring impairment charge was booked on the permanently tied up inventories. A significant portion of these inventories were constituted at the time of the carve out of the zinc alloys business – a period characterized by high zinc prices.

Zinc Battery Materials

The business unit performed in line with the first half and well above the equivalent period in 2006. Revenues grew as a result of better sales volumes of higher value-added battery powders at the Belgian operations. This more than offset the reduced revenues from the Chinese operation. The removal of Chinese tax rebates has led to a more challenging export environment and although lost export volumes were partially compensated by domestic sales, these products tend to sell at a reduced margin on the domestic market.

CORPORATE

Key figures (in million €)	H2 2006	H2 2007	2006	2007
EBITDA	(11.9)	6.9	(16.2)	16.8
Recurring EBIT	(19.6)	(16.9)	(44.6)	(38.9)
of which associates *	-	(1.5)	-	(1.5)
Capital expenditure	9.2	4.3	13.6	15.7
Capital employed, end of period	64.9	104.5	64.9	104.5
Workforce, end of period	1,054	1,088	1,054	1,088

* HyCore

Research & Development

Overall R&D expenditure was € 124.5 million, up by 12.4%. This represents an R&D spend of 5.8% of revenues. Of the total, € 10.1 million was spent at corporate level. Umicore has raised its level of patents filed from 34 in 2006 to 50 in 2007.

Approximately 80% of the total expenditure is dedicated to projects in the area of clean technology. HyCore, the joint-venture with Hydro for the development and production of solar-grade silicon, is in the process of setting up its pilot plant. Efforts were also stepped up in the areas of rechargeable batteries, automotive catalysts and precious metals recycling.

The four competence platforms, around which the Group R&D activities have been reorganised, and which support the business unit research activities have been implemented. The platforms "Fine Particles" and "Extraction and Recycling" focus on product and process development. In the context of tighter regulation of materials and chemicals, Umicore is extending its expertise in the platforms "EHS competences" and "Analytical Technology". This will help facilitate the market introduction of its products.in future years.

Environment, Health & Safety

Further progress was made towards completing the remediation of the historical pollution at the sites in Belgium and France. The soil remediation at the Flemish sites and their immediate surroundings has made good progress with the remediation of the neighbourhood of the Hoboken, Balen and Overpelt plants. A further provision was taken regarding the radioactive material stored in Olen in preparation for the externalisation of future monitoring costs. In France the voluntary remediation work has been completed and the preparation phase has commenced for broader remediation work which is scheduled to take place between 2009 and 2012.

Two fatal accidents took place during the year – one at the Viviez site in France and the other at the site of a joint venture partner in China. Despite these unacceptable fatalities Umicore recorded slight improvements in terms of accident frequency and severity compared with 2006. Accident frequency reduced slightly – 5.3 in 2007 compared to 6.6 in 2006 – but did not meet the improvement target set for the year of 4.0. The accident severity rate improved to 0.13 from 0.16 and was below the level of 0.15 set as the target for the year.

Umicore has initiated its response to the new European Regulation on Hazardous Chemicals (REACH) with a management network established across all affected business units. Umicore has

been spearheading the development of nine industry consortia in order to increase the effectiveness of data gathering.

Good progress was made towards the Group's Environmental and Social Objectives during 2007 as a result of a major communication program organised in all the regions. The results of the 2007 Employee Satisfaction Survey have been received and show an improvement in all categories compared to the results of the previous survey in 2005. More details on the above elements will be available in the Report to Shareholder and Society, available on-line from 31 March.

FINANCIAL ITEMS

Dividend

Umicore's Board of Directors will propose to shareholders a gross dividend of € 3.25 per share at the Ordinary General Meeting to be held in Brussels on 29 April 2008.. The dividend will be payable from 7 May 2008.

Non-recurring items and IAS 39

The non-recurring result was € 1.7 million, composed of a non-recurring EBIT of € -28.6 million, its tax impact of € 27.4 million and total net IAS 39 effects of € 2.9 million.

Of the non-recurring EBIT, the sale of financial assets (Cumerio shares and NYMEX shares) yielded a € 26.7 million gain in the first semester. Provisions totalling € 26.1 million were taken in the second half regarding radio-active materials stored at the Olen facility in Belgium. An impairment of € 10.1 million was made on zinc inventories (see Zinc Specialties section). Total restructuring provisions totalled € 12.7 million, relating primarily to the relocation of the Guarulhos activities in Brazil to a new site in Americana. Other non-recurring items totalled € -6.4 million.

Financial results & taxation

Net financial charges totalled € 40.4 million. Net interest charges totalled € 27.5 million, somewhat down on the charge for 2006 as a result of lower indebtedness towards the end of the year. Other charges were mainly related to the discounting applied to provisions (€ 4.5 million and of a non-cash nature), and € 8.3 million in other financial charges, including exchange rate losses and IAS 39 effect.

The tax charge for the period amounted to € 57.5 million. The recurring tax charge for the period was € 83.9 million, corresponding to an overall effective tax rate of 28.7% on recurring pre-tax consolidated income.

Discontinued operations

Discontinued operations contributed € 425.8 million to Umicore's total net result. € 427.2 million of this is related to the capital gain (net of carve-out and transaction expenses) achieved through the completion of the Nyrstar IPO. The Zinc Alloys business unit prior to its contribution to Nyrstar and the remaining share in Padaeng Industry, generated a combined net income of € 42.0 million. The post-tax costs incurred in unwinding residual zinc price hedges that were related to the discontinued business amounted to € 43.3 million.

Umicore retains a 22% stake in Padaeng Industry and a 5.25% stake in Nyrstar. These stakes are currently classified as discontinued operations and financial assets respectively.

Cash flows and debt

Operating cash flow after tax was € 406.4 million. Working capital requirements decreased by some € 55.2 million in the second half of the year. The main factors were lower inventories in Zinc Specialties as a result of a lower zinc price, a reduction in working inventory in Precious Metals Services and lower working capital requirements in the precious metals products businesses due to seasonal effects. These more than compensated for the increase in working capital requirements in Automotive Catalysts, brought about by the higher activity levels. On a full-year basis, end of period working capital requirements had decreased by some € 6.2 million.

Capital expenditures reached € 152.9 million. This was more than 40% higher than in 2006. The most significant increase took place in Precious Metals Services due to the investment in the pre-concentration project. Investments were higher in most of the Precious Metals Products and Catalysts businesses as well as the Cobalt and Specialty Materials business.

At year-end Umicore's net financial debt for continued operations stood at € 168 million. The decrease is the result of combination of strong operating cash flows and the cash proceeds from the Nyrstar IPO. It is expected that the current

share buy-back programme, once completed, should bring Umicore into its target gearing range (debt / debt + equity) of between 25% and 50%.

Shares

During 2007, 187,300 new shares were created related to the exercise of stock options with linked subscription rights. All remaining subscription rights were cancelled in late 2007. During the year Umicore used 139,895 of its treasury shares in the context of the exercise of stock options.

The company completed a € 150 million share buy-back programme during the fourth quarter and subsequently embarked on a further € 400 million buy-back programme. On 31 December 2007 Umicore owned 2,182,354 of its own shares.. In early January 2008, Umicore bought back 90,000 of its own shares. The Extraordinary General Meeting of 5 February agreed the cancellation of 1,197,325 Umicore shares. As a result the number of shares now stands at 25,000,000. At the time of writing Umicore owned 1,064,419 of its own shares (4.26% of the total), with some € 290 million of the € 400 million buy-back programme still outstanding.

The company has received the authorization to proceed with a one-for-five stock split. This will take place on 29 February. On this date the number of shares will be 125,000,000, with the consequent effect on the price per share.

2008 Outlook

Umicore anticipates a stable operational profit in 2008 compared to 2007.

Advanced Materials should see positive volume growth compensate for adverse currency effects.

In Precious Metals Products and Catalysts, the weakness in the North American market for automotive catalysts should be mitigated by growth in other regions and some growth in the precious metals products businesses.

Precious Metals Services should see continued strength in operational results as supply conditions are expected to remain favourable.

Zinc Specialties should also see a stable performance with reduced margins in Zinc Chemicals, balanced by improvements in Building Products.

EPS will be positively impacted by share buy backs during 2008. Umicore also anticipates lower financial charges.

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

CONSOLIDATED FINANCIAL INFORMATION

The consolidated financial information in this press release is an extract from the consolidated financial statements which will be published at the end of March 2008 for submission to the Ordinary General Meeting of Shareholders on 29 April 2008 These consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as adopted by the EU.

The statutory auditor, PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, represented by Raf Vander Stichele, has confirmed that his audit work, which is substantially complete, has not to date revealed any significant matters requiring adjustments to the 2007 consolidated income statement, balance sheet, cash flow statement or statement of recognized income and expenses included in this press release.

Consolidated income statement (in million €)	**2006**	**2007**
Turnover	8,205.7	8,309.9
Other operating income	101.9	129.9
Operating income	8,307.6	8,439.8
Raw materials and consumables	(6,979.3)	(7,039.4)
Payroll and related benefits	(504.7)	(546.5)
Depreciation and impairments	(131.2)	(129.0)
Other operating expenses	(422.0)	(444.0)
Operating expenses	(8,037.3)	(8,158.9)
Income from other financial assets	11.1	28.1
Result from operating activities	281.4	309.0
Financial income	12.0	17.0
Financial expenses	(55.4)	(52.1)
Foreign exchange gains and losses	(0.3)	(5.3)
Share in result of companies accounted for using the equity method	32.2	25.5
Profit (loss) before income tax	269.9	294.0
Income taxes	(49.8)	(57.5)
Profit (loss) from continuing operations	220.2	236.6
Profit (loss) from discontinued operations	(19.4)	425.8
Profit (loss) of the period	200.8	662.4
of which minority share	4.9	9.3
of which Group share	195.8	653.1
(in € / share)		
Basic earnings per share from continuing operations	8.52	9.51
Total basic earnings per share	7.75	27.32
Diluted earnings per share from continuing operations	8.37	9.38
Total diluted earnings per share	7.61	26.95
Dividend per share (proposed)	2.10	3.25

Income statement and related segment information for 2006 has been restated for discontinued operations. Balance sheet and cash flow information has not been restated.

Consolidated balance sheet (in million €)	31 December 2006	31 December 2007
Non-current assets	1,355.2	1,139.8
Intangible assets	110.7	112.3
Property, plant and equipment	716.4	622.7
Investments accounted for using the equity method	211.4	169.7
Available-for-sale financial assets	48.1	108.2
Loans granted	2.6	2.7
Trade and other receivables	6.3	4.7
Deferred tax assets	259.7	119.5
Current assets	2,420.7	2,081.0
Loans granted	37.2	7.2
Inventories	1,152.3	968.7
Trade and other receivables	1,047.2	880.0
Income tax receivables	9.2	6.2
Available-for-sale financial assets	0.3	0.1
Cash and cash equivalents	174.6	218.9
Assets of discontinued operations	-	64.6
Total assets	3,775.9	3,285.3
Equity of the Group	988.1	1,532.8
Group shareholders' equity	939.0	1,490.8
Share capital and premiums	463.9	469.4
Retained earnings	827.5	1,427.8
Currency translation differences and other reserves	(312.8)	(109.5)
Treasury shares	(39.5)	(297.0)
Minority interest	49.1	42.0
Currency translation differences and other reserves of discontinued operations	-	(2.6)
Non-current liabilities	813.6	519.3
Provisions for employee benefits	215.7	171.8
Financial debt	400.1	181.2
Trade and other payables	3.5	5.0
Deferred tax liabilities	44.2	37.6
Provisions	150.2	123.7
Current liabilities	1,974.2	1,198.2
Financial debt	587.8	215.6
Trade and other payables	1,279.9	865.2
Income tax payable	49.7	46.2
Provisions	56.8	71.2
Liabilities from discontinued operations	-	37.7
Total equity & liabilities	3,775.9	3,285.3

Consolidated cashflow statement (in million €)	**2006**	**2007**
Profit from continuing operations	200.8	236.6
Adjustments for profit of equity companies	(49.7)	(25.5)
Adjustment for non-cash transactions	198.1	158.5
Adjustments for items to disclose separately or under investing and financing cash flows	69.2	52.8
Change in working capital requirement	(415.5)	6.2
Cash flow generated from operations	2.9	428.6
Dividend received	18.7	33.5
Tax paid during the period	(41.7)	(55.6)
Net cash flow generated by (used in) operating activities	(20.1)	406.4
Acquisition of property, plant and equipment	(133.3)	(148.9)
Acquisition of intangible assets	(4.3)	(4.0)
Acquisition of new subsidiaries, net of cash acquired	(35.7)	(82.3)
Acquisition of / capital increase in associates	(3.0)	(2.1)
Acquisition of financial assets	(14.1)	(1.9)
New loans extended	(37.2)	(11.7)
Sub-total acquisitions	(227.6)	(250.9)
Disposal of property, plant and equipment	11.5	9.5
Disposal of intangible assets	3.4	1.0
Disposal of subsidiaries & associates, net of cash disposed	8.6	755.4
Cash flows from/to discontinued operations	-	(177.2)
Capital decrease in associates	1.0	1.8
Disposal of financial fixed assets	7.2	30.5
Repayment of loans	2.8	2.1
Sub-total disposals	34.5	623.0
Net cash flow generated by (used in) investing activities	(193.2)	372.2
Capital increase	6.9	5.6
Capital increase (decrease) minority	-	0.4
Own shares	(10.9)	(257.4)
Interest received	7.5	15.8
Interest paid	(39.6)	(42.5)
New loans	894.8	193.6
Repayment of loans	(517.4)	(704.9)
Dividends paid to Umicore shareholders	(48.5)	(52.0)
Dividends paid to minority shareholders	(4.4)	(1.1)
Net cash flow generated by (used in) financing activities	288.3	(842.6)
Effect of exchange rate fluctuations on cash held	(4.4)	(4.3)
Net cash flow from continuing operations	70.5	(68.3)
Impact of change in scope and discontinued operations on cash and cash equivalents	0.3	116.8
Net cash and cash equivalents at the beginning of the period	92.1	162.9
Net cash and cash equivalents at the end of the period	162.9	211.4
of which cash and cash equivalents	174.6	218.9
of which bank overdrafts	(11.7)	(7.5)

Consolidated statement of recognized income & expenses (in million €)	2006	2007
Changes in available-for-sale financial assets reserves	16.3	(15.8)
Changes in cash flow hedge reserves	(249.0)	33.6
Changes in post employment benefit reserves	0.5	14.8
Changes in share-based payment reserves	7.7	5.4
Changes in deferred taxes directly recognized in equity	86.1	(15.9)
Changes in currency translation differences	(44.0)	(38.3)
Net income (expense) recognized directly in equity of continuing operations	(182.3)	(16.2)
Net income (expense) recognized directly in equity by discontinued operations	-	215.1
Profit (loss) of the period	200.8	662.4
Total recognized income	18.4	861.2
of which Group share	19.1	854.2
of which minority share	(0.6)	7.0

Condensed changes in Group shareholder's equity (in million €)	2006	2007
Balance at the beginning of the period	1,015.4	988.1
Discontinued operations in opening	-	203.5
Capital increase	6.9	6.0
Dividends	(51.6)	(54.3)
Changes in treasury shares	(10.9)	(257.4)
Changes in scope	9.9	0.7
Result of the period	200.8	662.4
Net income (expense) recognized directly in equity	(182.3)	(16.2)
Balance at the end of the period	988.1	1,532.8

Segment information 2006 (in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	609.3	2,702.8	4,379.9	982.9	108.6	(577.8)	8,205.7
of which external turnover	606.4	2,502.2	4,005.7	982.9	108.6	-	8,205.7
of which inter-segment turnover	2.9	200.6	374.3	-	-	(577.8)	-
Operating result	23.4	127.0	121.5	38.2	(28.7)	-	281.4
Recurring	30.6	129.9	131.3	43.9	(44.6)	-	291.1
Non-recurring	(5.8)	(0.8)	(12.5)	(0.8)	15.9	-	(4.0)
IAS 39 effect	(1.4)	(2.1)	2.7	(4.9)	-	-	(5.6)
Equity method companies	20.2	5.2	-	6.7	-		32.2
Recurring	22.3	9.1	-	6.7	-	-	38.1
Non-recurring	(1.4)	(3.9)	-	-	-	-	(5.3)
IAS 39 effect	(0.6)	-	-	-	-	-	(0.6)
Capital expenditure	15.8	32.7	20.9	25.2	13.6	-	108.2
Depreciation & amortization	24.4	35.4	29.2	9.7	9.2	-	107.9
Non-cash expenses (income) other than depreciation	3.9	5.6	7.5	8.7	2.6	-	28.3
Impairment losses (reversal of impairment	5.2	7.9	4.2	3.2	0.8	-	21.3

Segment information 2007 (in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	778.4	3,075.7	3,883.7	1,086.5	76.7	(591.1)	8,309.9
of which external turnover	770.7	2,940.8	3,465.6	1,056.1	76.7		8,309.9
of which inter-segment turnover	7.8	134.9	418.1	30.4	-	(591.1)	-
Operating result	32.3	145.4	128.9	34.6	(32.2)	-	309.0
Recurring	37.6	156.5	133.9	41.7	(37.4)	-	332.3
Non-recurring	(3.2)	(11.0)	(4.2)	(11.2)	5.2	-	(24.3)
IAS 39 effect	(2.1)	(0.2)	(0.8)	4.1	-	-	1.0
Equity method companies	20.7	6.0	-	0.2	(1.5)		25.5
Recurring	22.6	5.4	-	0.2	(1.5)	-	26.8
Non-recurring	(4.9)	0.6	-	-	-	-	(4.3)
IAS 39 effect	3.0	-	-	-	-	-	3.0
Capital expenditure	18.7	40.8	52.1	25.5	15.7	-	152.9
Depreciation & amortization	22.2	33.6	32.7	16.3	8.5	-	113.3
Non-cash expenses (income) other than depreciation	2.0	12.0	9.1	(1.8)	43.9	-	65.3
Impairment losses (reversal of impairment losses)	2.1	0.6	2.6	12.4	(2.0)	-	15.8

umicore

Glossary – Financial definitions

EBIT	Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.
Non-recurring EBIT	Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Any write-downs on those metal inventories permanently tied up in operations are part of the non-recurring EBIT of the business groups.
Recurring EBIT	EBIT – non-recurring EBIT – IAS 39 effect.
Recurring EBIT margin	Recurring EBIT of fully consolidated companies / revenues excluding metals.
IAS 39 effect	Non-cash timing differences in revenue recognition in case of non-application of or non-possibility of obtaining IAS hedge accounting to: a) Transactional hedges, which implies that hedged items can no longer be measured at fair value, or b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or c) Derivatives embedded in executory contracts , which implies that the change in fair value on the embedded derivatives must be recognized in the income statement as opposed to the executory component where the fair value change in the income statement cannot be recognized.
EBITDA	EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/– IAS 39 effect] of fully consolidated companies.
Revenues (excluding metal)	All revenue elements – value of purchased metals.
Return on Capital Employed (ROCE)	Recurring EBIT / average capital employed.
Capital employed	Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits – deferred tax assets and liabilities – IAS 39 impact.
Capital expenditure	Capitalized investments in tangible and intangible assets.
Cash-flow before financing	Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.
Net financial debt	Non current financial debt + current financial debt – cash and cash equivalents – loans granted in a non-operating context.
Recurring effective tax rate	Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.

EPS	Earnings per share for equity holders.
EPS, basic	Net earnings, Group share / average number of outstanding shares – treasury shares.
EPS, diluted	Net earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
EPS adjusted, basic	Net recurring earnings, Group share / total number of outstanding shares – treasury shares.
EPS adjusted, diluted	Net recurring earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).

The above financial definitions relate to non-IFRS performance indicators except for 'EPS, basic' and 'EPS, diluted'.

For more information

Investor relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media relations:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 14,800 people.

A conference call and audio webcast will take place today at 09:30 CET in Brussels.
Dial-in / log-in details can be accessed on www.investorrelations.umicore.com.

umicore

LIMITED LIABILITY COMPANY
Registered Office : rue du Marais 31 Broekstraat - 1000 Brussels
Company Number : 0401.574.852

The shareholders are invited to attend the ordinary general meeting, which will be held on Tuesday 29 April 2008, at 5.00 p.m., at the registered office rue du Marais, 31, Broekstraat – B-1000 Brussels.

In order to facilitate the keeping of the attendance list, the shareholders and/or their representatives will be welcomed to register as of 4 p.m.

AGENDA

1. Directors' report on the 2007 financial year.
2. Auditor's report on the 2007 financial year.
3. Approval of the annual accounts as at 31 December 2007 and the proposed appropriation of the result.

   Proposed resolutions :
   - Approval of the annual accounts as at 31 December 2007 showing a profit for the financial year in the amount of EUR 762,554,607.33.
   - Approval of the proposed appropriation of the result - including the dividend.
4. Discharge to the directors and auditor.

   Proposed resolutions :
   - Granting of a discharge to the members of the board of directors in respect of their mandates in 2007.
   - Granting of a discharge to the auditor in respect of its auditing assignment in 2007.
5. Board composition and remuneration.

   Proposed resolutions:
   - Reelection of Mr. Uwe-Ernst Bufe as director for a period of three years expiring at the 2011 ordinary general meeting.
   - Reelection of Mr. Arnoud de Pret as director for a period of three years expiring at the 2011 ordinary general meeting.
   - Reelection of Mr. Jonathan Oppenheimer as director for a period of three years expiring at the 2011 ordinary general meeting.
   - Reelection of Mr. Guy Paquot as director for a period of three years expiring at the 2011 ordinary general meeting.
   - Approval of the board's remuneration proposed for the 2008 financial year constituting a fixed fee for a total amount of EUR 200,000 and a fee per attended meeting of EUR 5,000 for the Chairman and EUR 2,500 for the Directors.
6. Auditor.

   Proposed resolutions:
   - Re-appointment of the auditor PricewaterhouseCoopers represented by Mr. Raf Vander Stichele.
   - Approval of his annual remuneration for an amount of EUR 476,000.

Conditions for admission to the Ordinary General Meeting:

Pursuant to Article 536 of the Belgian Company Code and to Article 17 of the articles of association, and as a derogation from the conditions set forth in a) to c) of said Article 17, the board of directors has decided that shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Tuesday 22 April 2008, at midnight** (Belgian time) ("the **Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders' meeting.

In order to establish towards UMICORE that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE **at the latest on Tuesday 22 April 2008 at midnight** (Belgian time)
By fax: +32 2 227 79 13
or By e-mail: bjorn.dejonghe@umicore.com; isabelle.fulop@umicore.com

The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of dematerialized shares on a deposit account:

Holders of **dematerialised shares on a deposit account** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Tuesday 22 April 2008 at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

For holders of remaining old printed bearer shares (ISIN BE0003626372) **not yet exchanged for new shares**

Holders of **old printed bearer shares remaining after the split by five of such shares and not yet exchanged for new Umicore shares** may still deposit such printed shares for which they want their shareholding to be established on the Record Date

- at the Umicore registered office, **at the latest on Tuesday 22 April 2008 before 4 p.m.**

or

- in a Belgian branch of one of the banks above listed, **at the latest on Tuesday 22 April 2008**, before the close of business at such branch.

Pursuant to the Belgian Law relating to the dematerialization of bearer shares and to the split of the Umicore shares effective since 29 February 2008, the deposit of any printed bearer shares will have the following effect :
- if deposited at the registered office of Umicore : automatic split of such shares into five and their exchange for new Umicore registered shares;
- at a financial institution : automatic split of such shares into five, their exchange for new dematerialized Umicore shares deposited on an account with such financial institution.

The shareholders can **vote by post** in accordance with Article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.

The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention J. Beeckmans) by **Wednesday 23 April 2008 at the latest**.

The shareholders **can attend the meeting through a proxy holder.**

Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention J. Beeckmans) by **Wednesday 23 April 2008 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organizations declaring being authorized to act as owners of the shares by the effective shareholder, will be allowed to vote.

Access to the ordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore.

END